EXHIBIT 99.17

FORTUNA SILVER MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter Ended March 31, 2010

As at April 27, 2010

(Unaudited - Expressed in thousands of United States Dollars, unless otherwise stated)

Notice to Reader of the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2010

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements.

The unaudited interim consolidated financial statements of Fortuna Silver Mines Inc. (the “Company”) for the three month period ended March 31, 2010 (“Financial Statements”) have been prepared by management.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of thousands of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in thousands of US Dollars)

		March 31,	December 31,
	Notes	2010	2009
ASSETS
CURRENT
Cash		$68,215	$30,763
Short term investments	3	1,041	6,034
Accounts receivable and prepaid expenses	5	8,957	8,635
GST and value added tax		714	601
Inventories	6	2,567	2,329
		81,494	48,362

LONG TERM INVESTMENT AND RECEIVABLE	7	36	16
PROPERTY, PLANT AND EQUIPMENT	8	18,305	17,233
MINERAL PROPERTIES	9	77,389	74,127
		$177,224	$139,738

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	10	$7,740	$8,083
Due to related parties, net	11	53	49
Derivatives	4	42	3,055
Current portion of long term liability	12 a), 12 b)	928	1,038
		8,763	12,225

LONG TERM LIABILITY	12 a), 12 b)	1,306	1,454
ASSET RETIREMENT OBLIGATION	13	2,575	2,529
FUTURE INCOME TAX LIABILITY		12,525	10,973
		25,169	27,181
SHAREHOLDERS’ EQUITY
SHARE CAPITAL		136,254	104,701
CONTRIBUTED SURPLUS		14,195	14,315
DEFICIT		(4,061)	(9,357)
ACCUMULATED OTHER COMPREHENSIVE INCOME		5,667	2,898
		1,606	(6,459)
		152,055	112,557
		$177,224	$139,738

Commitments and contingencies	16

APPROVED BY THE DIRECTORS:

”Jorge Ganoza Durant”	, Director	“ Simon Ridgway”	, Director
Jorge Ganoza Durant		Simon Ridgway

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

		Three months ended March 31,
	Notes	2010	2009
Sales		$17,543	$8,980
Cost of sales		5,169	4,095
Depletion, depreciation and accretion		1,609	1,399
MINE OPERATING INCOME		10,765	3,486

Selling, general and administrative expenses (includes depreciation of $33 (2009: $15))	11	2,874	1,980
Stock-based compensation	14 c)	-	349
Write-off of deferred exploration costs		-	1,081
		2,874	3,410

OPERATING INCOME		7,891	76

Interest and other income and expenses		136	258
Interest and finance expenses		(37)	(30)
Net gain (loss) on commodity contracts		1,747	(416)
(Loss) on disposal of property, plant and equipment		(3)	-
(Loss) on disposal of mineral property		(100)	-
(Loss) on disposal of investment		-	(462)
Foreign exchange (loss) gain		(255)	26
		1,488	(624)
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST		9,379	(548)

Income tax provision		4,083	688
Non-controlling interest		-	(180)
NET INCOME (LOSS) FOR THE PERIOD		$5,296	$(1,056)

Earnings (Loss) per Share - Basic		$0.05	$(0.01)
Earnings (Loss) per Share - Diluted		$0.05	$(0.01)
Weighted average number of shares outstanding - Basic		99,859,302	87,219,992
Weighted average number of shares outstanding - Diluted		104,776,752	87,219,992

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - Expressed in thousands of US Dollars)

	Three months ended March 31,
	2010	2009
Net income (loss) for the period	$5,296	$(1,056)
Other comprehensive income
Unrealized gain (loss) on available for sale long term investments, net of taxes	-	148
Transfer of unrealized loss to realized loss upon derecognition of available for sale long term
investment, net of taxes	-	462
Unrealized gain on translation of functional currency to reporting currency	2,769	1,385
Other comprehensive income	2,769	1,995
Comprehensive income	$8,065	$939

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

		Three months ended March 31,
	Notes	2010	2009
OPERATING ACTIVITIES
Net income (loss) for the period		$5,296	$(1,056)
Items not involving cash
Depletion and depreciation		1,596	1,384
Accretion expense		46	30
Future income tax		1,320	265
Stock-based compensation		-	349
Unrealized (gain) loss on commodity contracts		(3,012)	1,896
Non-controlling interest		-	(180)
Write-off of deferred exploration costs		-	1,081
Loss on disposal of equipment		3	-
Loss on disposal of investments		-	462
Loss on disposal of mineral property		100	-
Unrealized foreign exchange (gain) loss		(468)	(3)
		4,881	4,228
Changes in non-cash working capital items
Accounts receivable and prepaid expenses		(368)	(3,490)
Inventories		(284)	372
Accounts payable		(353)	(651)
Due to related parties		2	(23)
Net cash provided by operating activities		3,878	436

INVESTING ACTIVITIES
Costs relating to the acquisition of Continuum		-	(120)
Short term investments		5,019	-
Mineral property expenditures		(2,662)	(2,172)
Value added taxes on purchase of property, plant and equipment		(61)	1,095
Property, plant & equipment		(1,568)	(898)
Long term receivable		(17)	29
Proceeds on disposal of long term investments		13	-
Net cash provided by (used in) investing activities		724	(2,066)

FINANCING ACTIVITIES
Net proceeds on issuance of common shares		31,412	-
Capital lease obligations		(273)	(180)
Net cash provided by (used in) financing activities		31,139	(180)

Effect of exchange rate changes on cash		1,711	(622)

INCREASE (DECREASE) IN CASH		35,741	(1,810)

Cash - beginning of period		30,763	29,454

CASH - END OF PERIOD		$68,215	$27,022

Supplemental cash flow information	19

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

	Share Capital
	Shares	Amount	Contributed Surplus	(Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance - December 31, 2008	85,331,659	$98,206	$11,854	$(9,980)	$(11,112)	$88,968
Exercise of options	389,000	281	-	-	-	281
Exercise of warrants	2,475,355	776	-	-	-	776
Issuance of shares for property	6,786,674	5,192	-	-	-	5,192
Cancellation of fractional shares	(36)	-	-	-	-	-
Transfer of contributed surplus on exercise of options	-	246	(246)	-	-	-
Stock-based compensation	-	-	2,707	-	-	2,707
Income for the year	-	-	-	623	-	623
Unrealized gain on available for sale long term investments	-	-	-	-	148	148
Transfer of unrealized loss to realized loss upon derecognition of
available for sale long-term investment, net of taxes	-	-	-	-	462	462
Unrealized gain on translation of functional currency to reporting
currency	-	-	-	-	13,400	13,400
Balance - December 31, 2009	94,982,652	$104,701	$14,315	$(9,357)	$2,898	$112,557
Issuance of shares under bought deal financing, net of issuance costs	15,007,500	31,287	-	-	-	31,287
Exercise of options	129,500	126	-	-	-	126
Issuance of shares for property	7,813	20	-	-	-	20
Transfer of contributed surplus on exercise of options	-	120	(120)	-	-	-
Income for the period	-	-	-	5,296	-	5,296
Unrealized gain on translation of functional currency to reporting
currency	-	-	-	-	2,769	2,769
Balance - March 31, 2010	110,127,465	$136,254	$14,195	$(4,061)	$5,667	$152,055

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

1.	Nature of Operations

Fortuna Silver Mines Inc. (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, and processing.  The Company operates the Caylloma zinc/lead/silver mine in southern Peru and is currently developing the San Jose silver/gold project in Mexico.

2.	Summary of Significant Accounting Policies

a)	Basis of Presentation and Principles of Consolidation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and presented in US dollars, but they do  not  contain  all  disclosures  required  by  Canadian  GAAP  for  annual  financial  statements  and, accordingly, they should be read in conjunction with the most recently prepared annual financial statements for the year ended December 31, 2009.  They include the accounts of the Company and its significantly wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); and Fortuna Silver Mines Peru S.A.C.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments necessary to present fairly the consolidated financial position as at March 31, 2010 and the consolidated statement of income and consolidated cash flows for the three month period presented.  Operating results of the interim period are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2010.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

b)	Adoption of New Accounting Standards

The Company has not adopted any new accounting standards during the current period.

c)	Recently released Canadian Accounting Standards

The Company has assessed new and revised accounting pronouncements that have been issued and determined that the following may have an impact on the Company:

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.	Summary of Significant Accounting Policies (continued)

c)	Recently released Canadian Accounting Standards (continued)

i.	Convergence with International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

ii.	Business Combinations

In January 2009, the CICA issued the following Handbook Sections: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”. These new standards are harmonized with International Financial Reporting Standards (IFRS).  Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the impact of adopting these standards.

iii.	Comprehensive Revaluation of Assets and Liabilities and Equity

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive revaluation of assets and liabilities” as a result of issuing “Business Combinations, Section 1582, “Consolidated Financial Statements”, Section 1601, and Non-Controlling Interests”, Section 1602, in January 2009.

In August 2009, the CICA amended Handbook Section 3251, “Equity” as a result of issuing Section 1602, “Non-controlling Interests”.  These amendments only apply to entities that have adopted Section 1602.

These amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011, but early adoption is permitted.  The Company is evaluating the impact of adopting these standards.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

3.	Short term investments

	March 31, 2010			December 31, 2009
Held-for-Trading	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$1,041	$1,041	$-	$6,034	$6,034	$-
	$1,041	$1,041	$-	$6,034	$6,034	$-

4.	Derivatives

As at December 31, 2009, the Company had entered into commodity forward and option contracts to secure a minimum price level on part of its Caylloma’s zinc and lead metal production throughout the period covering January 2010 to December 31, 2010.

The counterparties are Macquarie Bank Limited and Scotia Bank.

Forward Sales Contracts - Swap Basis

The contracts are spread evenly over the periods shown below with settlement occurring on a monthly basis.  No initial premium associated with these trades has been paid.

The forward sale contracts, entered into on a SWAP basis, are defined below.

August 2009 - settlements throughout January 2010 to June 2010:

Lead forward contracts:                          $1,910/t, for the total of 1,800 tons
Zinc forward contracts:                           $1,787/t, for the total of 1,050 tons

The SWAP basis contracts are settled against the arithmetic average of zinc and lead spot prices over the month in which the contract matures.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

4.           Derivatives (continued)

Put and Call Option Commodity Arrangements

As at December 31, 2009, the Company had entered into a series of put and call option commodity arrangements.  A long put refers to put options that have been bought by the Company, and a short call refers to call options that have been sold by the Company.  The option commodity arrangements settle monthly during the period of January 1, 2010 to December 31, 2010 as defined below.

Period January 2010 - Jun 2010

The following Zinc Option contracts were entered into :

—	6 Long put options at strike price:	$2,000/t, for the total of 2,100 tons
—	6 Short call options at strike price:	$3,010/t, for the total of 2,100 tons

The following Lead Option contracts were entered into and outstanding:

—	6 Long put options at strike price:	$2,000/t, for the total of 1,200 tons
—	6 Short call options at strike price:	$2,975/t, for the total of 1,200 tons

Period July 2010 - December 2010

The following Zinc Option contracts were entered into :

—	6 Long put options at strike price:	$2,000/t, for the total of 3,150 tons
—	6 Short call options at strike price:	$3,010/t, for the total of 3,150 tons

The following Lead Option contracts were entered into :

—	6 Long put options at strike price:	$2,000/t, for the total of 2,850 tons
—	6 Short call options at strike price:	$2,974/t, for the total of 2,850 tons

The estimated fair value of the outstanding liability in derivative contracts of $42 (2009: $3,055) was determined with reference to the published market prices for underlying commodities quoted at the London Metal Exchange.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

5.	Accounts receivable and prepaid expenses

	March 31, 2010	December 31, 2009
Trade accounts receivable	$6,792	$7,154
Advances and other receivables	1,788	1,168
Prepaid expenses and deposits	377	313
	$8,957	$8,635

Accounts receivable and prepaid expenses include prepaid income tax of $12 (2009: $9), $122 (2009: $121) short term portion of the long term receivable, $50 (2009: $34) in guaranteed deposits.  Trade accounts receivable includes receivables from the sale of concentrates of $6,792 (2009: $7,154) and are aged less than 30 days.

6.	Inventories

Inventories consist of the following:

	March 31, 2010	December 31, 2009
Stockpile ore	$147	$204
Concentrate inventory	444	651
Materials and supplies	1,976	1,474
	$2,567	$2,329

7.	Long term investment and receivable

	March 31, 2010	December 31, 2009
Receivables	36	16
	$36	$16

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

8.	Property, Plant and Equipment

Property, plant and equipment are comprised of the following:

	March 31, 2010			December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$324	$-	$324	$316	$-	$316
Buildings	6,008	1,434	4,574	4,740	1,040	3,700
Machinery & equipment	9,348	2,995	6,353	10,152	3,023	7,129
Equipment under capital lease	3,246	761	2,485	3,249	568	2,681
Furniture & other equipment	1,534	525	1,009	1,627	438	1,189
Transport units	438	269	169	430	239	191
Work in progress	3,391	-	3,391	2,027	-	2,027
	$24,289	$5,984	$18,305	$22,541	$5,308	$17,233

Machinery & equipment includes costs of $526 (2009: $526) and accumulated depreciation of $143 (2009: $131) resulting from the estimate for the asset retirement obligation.

9.	Mineral Properties

Mineral properties are located in Peru and Mexico and are comprised of the following:

	March 31, 2010				December 31, 2009
	Cost	Depletion	Write-off	Net Book Value	Cost	Depletion	Write-off	Net Book Value
Caylloma, Peru	$44,084	$12,735	$-	$31,349	$42,209	$11,685	$160	$30,364
San Jose, Mexico	45,980	-	-	45,980	44,745	-	1,091	43,654
Tlacolula, Mexico	60	-	-	60	-	-	-	-
Predilecta, Mexico	115	-	115	-	109	-	-	109
	$90,239	$12,735	$115	$77,389	$87,063	$11,685	$1,251	$74,127

a)	Caylloma Project, Peru

For the three months ended March 31, 2010, additions to the Caylloma mineral property includes development and exploration costs of $1,820.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

9.           Mineral Properties (continued)

b)	San Jose Project, Mexico

For the three months ended March 31, 2010, additions to the San Jose mineral property consist of development and exploration costs capitalized of $909 and future income tax of $121 related to the acquisition of Continuum.  Included in the additions for the San Jose property is $15 relating to the accretion of the payable for the Monte Alban II concession.  This property was acquired for a total of $1,900 and consists of a payment of $1,100 made in May 2008 and a future payment of $800 is to be made in May 2012 (Note 12. b)).  The present value of the $800 was $589 and this is being accreted monthly with the accretion amount being capitalized to the mineral property.

Also included in additions to the San Jose mineral property is depreciation of equipment involved in construction work of $76 (2009: $220), general and administrative costs to develop the mine of $297 (2009: $1,425), and $1 (2009: $141) received as interest on VAT recovered.

c)	Tlacolula Project, Mexico

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company).

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $250 cash and $250 in common stock of the Company to Radius according to the following schedule:

➢	$20 cash and $20 cash equivalent in shares upon stock exchange approval;
➢	$30 cash and $30 cash equivalent in shares by the first year anniversary;
➢	$50 cash and $50 cash equivalent in shares by the second year anniversary;
➢	$50 cash and $50 cash equivalent in shares by the third year anniversary; and,
➢	$100 cash and $100 cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

On January 15, 2010, the transaction was approved by the TSX Venture Exchange,   The Company has issued 7,813 common shares of the Company, at a fair market value of $2.56 per share and paid $20 cash according to the terms of the option agreement.  Included in the cost is future income tax of $11.

d)	Predilecta, Mexico

During the first quarter of 2010, the Company sold its interest in the Predilecta mineral property, for cash consideration of $13 resulting in a loss of $100.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

10.	Accounts payable and accrued liabilities

	March 31, 2010	December 31, 2009
Trade accounts payable	$3,210	$2,577
Income taxes payable	1,915	2,949
Payroll and other payables	2,615	2,557
	$7,740	$8,083

Payroll and other payables includes $616 (2009: $1,084) attributable to workers’ participation under Peruvian law.

11.	Related Party Transactions

The Company incurred charges from directors, officers, and companies having a common director or officer as follows:

	Three months ended March 31,
Transactions with related parties	2010	2009
Consulting fees 1	$43	$31
Salaries and wages 2,3	29	23
Other general and administrative expenses 3	80	-
	$152	$54
1	Consulting fees includes fees paid to two directors, Simon Ridgway and Mario Szotlender.
2	Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2,3	Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for various general and administrative costs incurred on behalf of the Company.

In September 2009, the Company was granted an option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico from Radius.  Refer to Note 9. c).

Amounts due to/(from) related parties	March 31, 2010	December 31, 2009
Owing (from)/to a director and officer4	$-	$(1)
Owing to a company with common directors 3	$53	$50
	$53	$49

4 Owing from a director includes a non-interest bearing loan to Jorge A. Ganoza Durant with no specific terms of repayments.

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties.  The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

12.	Leases and Long Term Liabilities

a)	Obligations under capital lease

The following is a schedule of the Company’s capital lease obligations.  These are related to the acquisition of mining equipment, vehicles, and buildings.

	Interest Rate	Maturity Date	March 31, 2010	December 31, 2009
Scotia Bank	8.66%	2010	68	101
Scotia Bank	8.20%	2010	178	252
Scotia Bank	8.49%	2010	44	57
Scotia Bank	8.34%	2010	11	14
Scotia Bank	8.49%	2011	84	100
Scotia Bank	6.75%	2011	14	16
Scotia Bank	6.75%	2011	18	20
Interbank	4.00%	2011	172	198
Interbank	9.12%	2011	150	170
Interbank	9.75%	2012	82	91
Interbank	9.75%	2012	754	829
Lease payments			$1,575	$1,848
Less current amount			(928)	(1,038)
			$647	$810

b)	Long term liability

In May 2008, Cuzcatlan acquired the Monte Alban II concession (Note 9. b)) for which a payment of $800 is due May 2012.  This payment is non-interest bearing and all debt relating to the acquisition of the mineral resource property has been recognized as at March 31, 2010.

	March 31,	December 31,
	2010	2009
Face value of long term liability	$644	$970
Less: adjustment to amortized cost	-	(225)
Opening fair value of liability measured at amortized cost	644	745
Cancellation of contract	-	(156)
Add: accretion to period end	15	55
Liability at period end	659	644
Less: current portion of long term liability	-	-
	$659	$644

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

12.           Leases and Long Term Liabilities (continued)

b)	Long term liability (continued)

Principal minimum repayment terms will be :
2010	$-
2010	-
2012	800
$800

c)	Contingent liability

The Caylloma mine closure plan was approved in November 2009 with the total closure costs of $3,346 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years, and is based on the life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $146.  This bank letter of guarantee expires 360 days from December 2009.

Interbank, a third party, has established a $2 bank letter of guarantee on behalf of Bateas in favor to the Peruvian Ministry of Energy and Mines to guarantee a temporary concession for performing studies on electric power generation.  The letter of guarantee expires on May 3, 2010.

13.	Asset Retirement Obligation

A summary of the Company’s provision for asset retirement obligation is presented below.

	March 31, 2010	December 31, 2009
Asset retirement obligation - beginning of year	$2,529	$1,066
Revisions in estimates	-	1,286
Accretion expense, included in depreciation, depletion and accretion	46	150
Foreign exchange impact	-	27
Asset retirement obligation - end of period	$2,575	$2,529

The accretion expense was calculated over the period using a risk free interest rate of 7.46% (2009: 7.46%).  The Company had reviewed its reclamation obligations at the property in light of changing regulations and on the basis of further data in respect of the mine life and had made an increase to the estimated amount of the asset retirement obligation of $nil  (2009: $1,286).

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s asset retirement obligation relating to the Caylloma mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

13.           Asset Retirement Obligation (continued)

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral property, plant and equipment balance.

14.	Share Capital

a)	Authorized: Unlimited common shares without par value

b)	Stock Options

The following is a summary of option transactions:

	Number of Shares	Weighted Average Exercise Price Per Share in CAD$
Balance, December 31, 2008	7,734,000	$1.87
Granted	2,915,000	1.56
Exercised	(389,000)	0.81
Expired	(970,000)	2.35
Forfeited	(1,075,000)	3.22
Balance, December 31, 2009	8,215,000	$1.50
Exercised	(129,500)	1.00
Balance, March 31, 2010	8,085,500	$1.51

During the period, 129,500 share purchase options with exercise prices ranging from CAD$0.85 to CAD$1.25 per share were exercised.  As at March 31, 2010, 2,665,000 share purchase options are subject to shareholder approval.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

14.           Share Capital (continued)

b)	Stock Options (continued)

The following share purchase options were outstanding at March 31, 2010:

Number of shares	Exercise Price CAD$	Expiry Date	Weighted Average Remainin Contractual Life Years
30,000	$0.80	July 24, 2010	0.3
270,000	$1.35	February 5, 2016	5.9
250,000	$2.29	March 30, 2016	6.0
60,000	$1.75	May 8, 2016	6.1
200,000	$1.75	May 22, 2016	6.1
7,500	$0.85	July 5, 2016	6.3
225,000	$1.55	July 5, 2016	6.3
860,000	$1.66	July 10, 2016	6.3
225,000	$1.61	September 13, 2016	6.5
90,000	$0.85	January 11, 2017	6.8
700,000	$2.22	January 11, 2017	6.8
50,000	$2.75	February 6, 2017	6.9
15,000	$0.85	April 22, 2017	7.1
5,000	$0.85	May 31, 2017	7.2
38,000	$0.85	June 27, 2017	7.2
30,000	$0.85	July 2, 2017	7.3
25,000	$0.85	October 24, 2017	7.6
250,000	$2.52	February 5, 2018	7.9
100,000	$1.25	August 25, 2018	8.4
1,100,000	$0.85	October 5, 2018	8.5
640,000	$0.85	November 5, 2018	8.6
250,000	$0.83	July 6, 2019	9.3
2,150,000	$1.60	October 27, 2019	9.6
490,000	$1.70	November 8, 2019	9.6
25,000	$2.23	November 23, 2019	9.7
8,085,500			8.05

As at March 31, 2010, 8,085,500 share purchase options have vested with 2,665,000 share purchase options subject to shareholder approval.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

14.           Share Capital (continued)

b)	Stock Options (continued)

Subsequent to March 31, 2010 to April 27, 2010, 35,000 share purchase options were exercised at CAD$0.85 per share.

c)	Stock-based Compensation

The Company uses the fair value based method of accounting for share options granted to consultants, directors, officers, and employees.  The non-cash compensation charge of $nil recognized for the three months ended March 31, 2010 (2009: $349) is associated with options granted to a directors, officers, and employees.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31,
	2010	2009
Risk-free interest rate	n/a	2.74% - 3.07%
Expected stock price volatility	n/a	70% - 78%
Expected term in years	n/a	5 & 10
Expected dividend yield	n/a	0%

There were no stock options granted during the three months ended March 31, 2010 and 2009.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

15.	Segmented Information

a)      Industry Information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

b)      Geographic Information

The following is the summary of operations and summary of certain assets on a geographical basis.

	Canada	Peru	Mexico	Other	Total
Three months ended March 31, 2010
Sales	$-	$17,543	$-	$-	$17,543
Operating income (loss)	$(1,010)	$8,911	$-	$(10)	$7,891
Three months ended March 31, 2009
Sales	$-	$8,980	$-	$-	$8,980
Operating (loss) income	$(1,007)	$2,009	$(921)	$(5)	$76

As at March 31, 2010
Mineral Properties	$-	$31,349	$46,040	$-	$77,389
Property, plant and equipment	$10	$12,645	$5,647	$3	$18,305
Total assets	$52,405	$72,722	$52,084	$13	$177,224
As at December 31, 2009
Mineral Properties	$-	$30,364	$43,763	$-	$74,127
Property, plant and equipment	$11	$12,298	$4,922	$2	$17,233
Total assets	$25,120	$67,978	$46,614	$26	$139,738

c)	Major Customers

For the three months ended March 31, 2010 and 2009, there was one customer accounting for 69% and 100% of total sales of the Company, respectively.

16.	Commitments and Contingencies

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 2,800 Kw) and Bateas is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.  Tariffs are established yearly by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to capital lease obligations held by two of its mining contractors.  These capital lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine.  As at March 31, 2010, these obligations amounted to $1,201 and mature in 2010.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Commitments and Contingencies (continued)

a)	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based principally on legal and regulatory requirements.  As of March 31, 2009, $2,575 (2009: $2,529) was accrued for reclamation costs relating to mineral properties in accordance with Section 3110, “Asset Retirement Obligations”. See Notes 12. c) and 13.

b)	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

c)	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title.  Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

17.	Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

17.           Capital Disclosure (continued)

The capital of the Company consists of shareholders’ equity and the line of credit, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at March 31, 2010, are sufficient for its present needs for the next 12 months.  The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

18.	Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)	Fair value of financial instruments

The carrying value of cash, short term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties, net, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

—	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
—
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

—	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of accounts receivable and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.           Management of financial risk (continued)

a)	Fair value of financial instruments (continued)

Financial assets (liabilities) at fair value as at March 31, 2010
	Level 1	Level 2	Level 3	Total
Short term investments	$1,041	$-	$-	$1,041
Accounts receivable	-	8,580	-	8,580
Derivatives	-	(42)	-	(42)
	$1,041	$8,538	$-	$9,579

Financial assets (liabilities) at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Short term investments	$6,034	$-	$-	$6,034
Accounts receivable	-	8,322	-	8,322
Derivatives	-	(3,055)	-	(3,055)
	$6,034	$5,267	$-	$11,301

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the three months ended March 31, 2010, there has been no changes in the classification of financial assets and liabilities in level 3 of the hierarchy.

b)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru, Mexico and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.           Management of financial risk (continued)

b)	Currency risk (continued)

	March 31, 2010				December 31, 2009
	Canadian	Nuevo		Mexican	Canadian	Nuevo		Mexican
	Dollars	Soles		Pesos	Dollars	Soles		Pesos
Cash	$43,007	S/.	946	$4,575	$21,283	S/.	302	$1,283
Short term investments	1,061		-	-	560		-	-
Accounts receivable	-		1,237	8,722	5		880	6,565
Accounts payable and accrued liabilities	(54)		(14,016)	(1,182)	(194)		(17,150)	(623)

Based on the above net exposure as at March 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, expressed in US dollars, as follows:

Impact to other comprehensive income (loss)	$4,798
Impact to net income (loss)		$(463)	$108

c)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk.  The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

As at March 31, 2010, the Company has a Mexican value added tax of $482 and Peruvian value added tax of $215.  The Company expects to recover the full amounts from the Mexican and Peruvian Governments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.           Management of financial risk (continued)

d)	Liquidity risk (continued)

The Company expects the following maturities of its financial liabilities (including interest), operating leases, and other contractual commitments:

	Expected payments due by period as at March 31, 2010
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$7,740	$-	$-	$-	$7,740
Due to related parties, net	53	-	-	-	53
Derivatives	42	-	-	-	42
Long term liability	928	1,306	-	-	2,234
Total 1	$8,763	$1,306	$-	$-	$10,069

1
Amounts above do not include payments related to the following: (i) the Company's anticipated asset retirement obligation of $2,575 associated with mine closure, land reclamation, and other environmental matters.

e)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

f)	Metal price risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, gold, and copper prices would cause a $247, $254, $471, $40, and $58 change in net earnings on a quarterly basis, respectively.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 AND 2009
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

19.	Supplemental cash flow information

		Three months ended March 31,
	Notes	2010	2009
Cash received or paid for interest and income taxes:
Cash received for interest		$50	$(63)
Cash paid for income taxes		$270	$93
Non-cash Transactions:
Future income tax liability on Continuum purchase	9	$124	$-
Issuance of shares on purchase of resource property	9	$21	$5,194
Future income tax liability on Tlacolula property option	9	$11	$-
Reassessment of asset retirement obligation		$-	$288
Cancellation of Minera Condor liability		$-	$156
Equipment purchased through capital lease		$(3)	$101
Fair value of options exercised		$120	$10